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04015745

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41787

RECEIVED
MAR 0 5 2004
WASH. D.C.
181

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2003___ AND ENDING ___December 31, 2003___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Patrick J. Collins, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Hidden Brook Road
(No. and Street)

Riverside	CT	06878
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward O'Connor   212-286-2600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP   EIN #13-3385019
(Name — if individual, state last, first, middle name)

60 East 42nd Street	New York	NY	10165
(Address)	(City)	(State)	Zip Code

CHECK ONE:
   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
ust be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

$R5$
$3/31$

OATH OR AFFIRMATION

I, ___Patrick J. Collins___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Patrick J. Collins, Inc.___, as of ___December 31___, ~~19~~ 200̸2, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

___

___

State of : New York
County of : New York
Personally appeared before me and known to me to
be the individual and who executed the Foregoing
Instrument.

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting required by SEC rule 17a-5
- X (p) Notes to Financial Statements.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PATRICK J. COLLINS, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
PURSUANT TO RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

PATRICK J. COLLINS, INC.

FINANCIAL STATEMENTS WITH SUPPLEMENTARY FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS



O'CONNOR DAVIES MUNNS & DOBBINS, LLP

ACCOUNTANTS AND CONSULTANTS

60 EAST 42ND STREET • NEW YORK, NY 10165-3698
(212) 286 2600 • FAX (212) 286 4080

INDEPENDENT AUDITORS' REPORT

To The Stockholder of
Patrick J. Collins, Inc.

We have audited the accompanying statement of financial condition of Patrick J. Collins, Inc. as of December 31, 2003, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patrick J. Collins, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented by management for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 the Securities Exchange 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 13, 2004

NEW YORK, NY • HARRISON, NY • PARAMUS, NJ • STAMFORD, CT
(ICC INTERCONTINENTAL CONSULTANTS)

PATRICK J. COLLINS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$	31,878
Receivable from clearance account		100,405
Receivable from customers		249,875
Prepaid expenses		8,000
Exchange memberships contributed for		
use of company, at market value		1,500,000
	$	1,890,158

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Bank loans payable	$	44,987
Accounts payable and accrued expenses		127,543
Accrued local income taxes		3,641
		176,171
Exchange memberships contributed for		
use of company, at market value		1,500,000
Total liabilities		1,676,171
Stockholder's Equity		
Common stock par value $1		
100 shares issued and outstanding		100
Additional paid-in-capital		268,241
Retained earnings (deficit)		(54,354)
Total stockholder's equity		213,987
	$	1,890,158

See accompanying notes to financial statements.

2

PATRICK J. COLLINS, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

Revenues	
Commissions- members	$ 1,430,229
Commissions- non members	1,192,257
Interest and dividends	1,435
	2,623,921
Expenses	
Employee compensation, benefits and related expenses	1,138,659
Interest	2,243
Meals and entertainment	143,288
Advertising	37,872
Commissions	25,983
Error account fees	18,408
Seat lease expense	283,333
Contributions	91,430
Regulatory fees and expenses	172,111
Professional fees	68,763
Telephone and communications	96,426
Travel	63,188
Other operating expenses	316,235
	2,457,939
Income before provision for local income taxes	165,982
Provision for local income taxes	20,589
Net income	$ 145,393

See accompanying notes to financial statements.

3

PATRICK J. COLLINS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Stockholder's equity, beginning of year	$ 100	$ 268,241	$ (73,831)	$ 194,510
Distribution to stockholder			(125,916)	(125,916)
Net income			145,393	145,393
Stockholder's equity, end of year	$ 100	$ 268,241	$ (54,354)	$ 213,987

See accompanying notes to financial statements.

4

PATRICK J. COLLINS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities		
Net income	$	145,393
Adjustments to reconcile net income to net		
cash provided by operating activities		
Depreciation and amortization		2,050
Changes in operating assets and liabilities		
Receivable from clearance account		(276)
Receivable from customers		(105,989)
Prepaid expenses		2,000
Accounts payable and accrued expenses		48,972
Net cash provided by operating activities		92,150
Cash flows from investing activities		
Purchase of equipment		(2,050)
Net cash used by financing activities		(2,050)
Cash flows from financing activities		
Distribution to stockholder		(125,916)
Proceeds from bank loans		25,000
Payment on bank loans		(8,629)
Payment on stockholder loan		(32,484)
Net cash used by financing activities		(142,029)
Net decrease in cash and cash equivalents		(51,929)
Cash, beginning of year		83,807
Cash, end of year	$	31,878
Supplementary cash flow information		
Interest paid during the year	$	2,243
Local income taxes paid during year	$	20,589

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. **Organization**

    Patrick J. Collins, Inc. (the Company), is a broker-dealer registered with the Securities and Exchange Commission.

2. **Significant Accounting Policies**

    Use of Estimates

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Income Taxes

    The Company is treated as a S corporation for federal and state income tax purposes and accordingly does not record a federal or state provision for income taxes because the individual member reports his share of the Company's income or loss on his income tax returns. The Company is subject to New York City corporation business tax.

    Advertising

    The company follows the policy of charging the costs of advertising to expense as incurred. For the year ended December 31, 2003, advertising expense was $37,872.

    Profit Sharing Plan

    The Company maintains a noncontributory qualified defined contribution profit sharing plan for eligible employees. The Company's contribution to the plan is determined as a percentage of the covered employee's salary, subject to the Employee Retirement Income Security Act limitations. There was no plan expense for 2003.

PATRICK J. COLLINS, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

3. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had excess net capital of $136,526.

4. **Financial Instruments and Concentration of Credit Risk**

The company is engaged in various brokerage activities whose counterparties include customers and financial institutions. In the normal course of business, the Company may be exposed to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securites underlying the contract, as a loss. A substantial portion of the Company's assets are in the custody of the clearing broker.

5. **Commitments**

The company has guaranteed a lease for a stock exchange seat for $16,667 a month, expiring on November 3, 2004. Total rent expense under the lease was $283,333 for the year ended December 31, 2003.

6. **Bank Loan Payable**

The Company has a revolving credit line of $55,000 of which $44,987 has been drawn down. The borrowing rate is bank's prime plus 2 percent.

7. **Major Customers**

Commissions from three major customers represented approximately 43% of total commission revenue for the year ended December 31, 2003.

PATRICK J. COLLINS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2003

Stockholder's equity (net capital)	$	213,987
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		8,000
Receivable from customers over 30 days		46,605
Total non-allowable assets		54,605
Net capital before haircuts on securities positions and undue concentration		159,382
Net capital		159,382
Minimum capital requirements (greater of 6-2/3% of Aggregate indebtedness or $5,000)		22,856
Excess net capital	$	136,526
Aggregate indebtedness – liabilities and commitments	$	342,838
Ratio of aggregate indebtedness to net capital		2.15 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Reconciliation with Company's computation(included in Part II of Form X-17A-5 as of December 31, 2003)		
Net capital, as reported in Company's Part II (unaudited)		
FOCUS report	$	278,356
Reversal of overaccrued receivable		(17,340)
Recording of under accrued liablity		(40,242)
Reversal of tax accrual		(6,787)
Net capital per above	$	213,987

See independent auditors' report.

PATRICK J. COLLINS, INC.

STATEMENT OF EXEMPTION FROM RULE 15c3-3
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

DECEMBER 31, 2003

Patrick J. Collins, Inc. (an S Corporation) clears all customer transactions through another broker-dealer on fully disclosed basis and therefore claims exemptive provision (K)(2)(B) of S.E.C. Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

REPORT OF INDEPENDENT ACCOUNTANTS ON

INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5



O'CONNOR DAVIES MUNNS & DOBBINS, LLP

ACCOUNTANTS AND CONSULTANTS

60 EAST 42ND STREET • NEW YORK, NY 10165-3698
(212) 286 2600 • FAX (212) 286 4080

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL STRUCTURE REQUIRED BY S.E.C. RULE 17a-5

To The Stockholder
of Patrick J. Collins, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Patrick J. Collins, Inc. (an S Corporation) for the year ended December 31, 2003, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control , including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns + Dobbins LLP

New York, New York
February 13, 2004